EXHIBIT 12

OHIO POWER COMPANY CONSOLIDATED
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Year Ended December 31,					Twelve Months Ended	Six Months Ended
	2002	2003	2004	2005	2006	6/30/2007	6/30/2007
EARNINGS
Income Before Income Taxes	$351,614	$389,430	$306,226	$375,397	$346,967	$405,681	$230,197
Fixed Charges (as below)	121,573	126,168	130,599	125,551	149,017	165,861	87,375
Total Earnings	$473,187	$515,598	$436,825	$500,948	$495,984	$571,542	$317,572

FIXED CHARGES
Interest Expense	$83,682	$106,464	$118,685	$103,352	$97,084	$108,898	$59,665
Credit for Allowance for Borrowed Funds Used During Construction	6,691	3,904	4,814	16,399	42,733	47,763	23,110
Estimated Interest Element in Lease Rentals	31,200	15,800	7,100	5,800	9,200	9,200	4,600
Total Fixed Charges	$121,573	$126,168	$130,599	$125,551	$149,017	$165,861	$87,375

Ratio of Earnings to Fixed Charges	3.89	4.08	3.34	3.98	3.32	3.44	3.63